Release Time    IMMEDIATE
Date            9 February 2001
Number  17/01


BHP APPROVES BLACKWATER EXPANSION CAPITAL

BHP Limited (BHP) today announced it had approved the capital expenditure required for expansion of the CQCA Blackwater coal mine.

The expansion follows the announcement of mine integration plans by BHP and Mitsubishi Development Pty Ltd (Mitsubishi), subsequent to their acquisition of QCT Resources Limited (QCT) in November 2000.

President BHP Coal Mike Oppenheimer said the integration would result in a more competitive mining operation by combining the South Blackwater and Blackwater open cut operations.

"Production at the Blackwater mine will be expanded by five million tonnes per annum, which is currently being sourced from the higher cost South Blackwater operation,- he said.

"It is expected that full production of 13.5 million tonnes of coking and thermal coal a year will be achieved by the time the South Blackwater underground closures are completed in December 2001."

The expansion requires a capital investment of A$130 million (BHP share A$89 million) - a significant portion of which will be spent on haulage and stripping equipment and industrial facilities.

"This investment will ensure that we are able to provide our current South Blackwater customers with greater supply reliability. Both BHP and Mitsubishi are now confident that we will retain the full extent of this market segment," Mr Oppenheimer said.

"This will have a favourable impact on the value of the synergy benefits achieved through the acquisition."

The participants in the CQCA Blackwater coal mine are BHP Limited (68.3%) and Mitsubishi Development Pty Ltd (31.7%).

Further information can be found on our Internet site: http://www.bhp.com

Contact:

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Manager Media Relations
Ph:  61 3 9609 4157
Mob: 61 419 546 245

INVESTOR RELATIONS

Dr Robert Porter
Vice President Investor Relations
Ph:  61 3 9609 3540
Mob: 61 418 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625